Exhibit 99.1

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2026

	As of September 30, 2025	As of March 31, 2026	As of March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	62,247,145	43,216,643	6,265,098
Restricted cash	600	600	87
Accounts receivable (net of allowance of RMB91,886 and RMB56,070 as of September 30,2025 and March 31, 2026, respectively)	14,723,857	8,130,297	1,178,646
Unbilled receivables-current (net of allowance of RMB4,267,547 and RMB5,457,002 as of September 30,2025 and March 31, 2026, respectively)	242,066,085	303,893,778	44,055,346
Contract assets- current (net of allowance of RMB nil and RMB nil as of September 30, 2025 and March 31, 2026, respectively)	2,466,827	1,498,137	217,184
Other receivables (net of allowance of RMB64,103 and RMB164,106 as of September 30, 2025 and March 31, 2026, respectively)	801,734	24,234,001	3,513,192
Amounts due from related parties	3,486,135	1,105,933	160,327
Prepaid expenses and other current assets	1,966,812	4,212,170	610,635
Total current assets	327,759,195	386,291,559	56,000,515

Non-current assets
Property, plant and equipment, net	83,125	161,404	23,399
Deferred tax assets	1,044,349	1,240,584	179,847
Operating lease right-of-use assets	280,398	229,471	33,266
Contract assets- non-current, net	10,955,098	10,995,921	1,594,074
Total non-current assets	12,362,970	12,627,380	1,830,586

TOTAL ASSETS	340,122,165	398,918,939	57,831,101

LIABILITIES

Current liabilities
Short-term borrowing	10,000,000	10,000,000	1,449,696
Accounts payable	21,797,667	15,767,146	2,285,756
Contract liabilities	844,757	1,691,990	245,287
Accrued expenses and other current liabilities	221,848,274	275,039,372	39,872,336
Amounts due to related parties	5,244,067	3,443,940	499,266
Income tax payable	10,312,947	12,398,896	1,797,462
Operating lease liabilities, current portion	99,065	100,540	14,575
Total current liabilities	270,146,777	318,441,884	46,164,378
Non-current liabilities:
Operating lease liabilities, non-current	164,896	114,254	16,563
Total non-current liabilities	164,896	114,254	16,563

TOTAL LIABILITIES	270,311,673	318,556,138	46,180,941
SHAREHOLDERS’ EQUITY
Stock Subscription Receivable	(14,246)	(14,246)	(2,065)
Ordinary shares subscribed (US$0.0001 par value, 500,000,000 shares authorized as of September 30, 2025 and March 31, 2026; 21,448,632 shares issued and outstanding as of September 30, 2025 and March 31, 2026) (1)	15,269	15,269	2,214
Additional paid in capital	26,281,420	26,281,420	3,810,006
Statutory reserve	5,883,035	7,048,957	1,021,884
Retained earnings	37,645,105	48,138,412	6,978,604
Accumulated other comprehensive loss	(91)	(1,107,011)	(160,483)
TOTAL SHAREHOLDERS’ EQUITY	69,810,492	80,362,801	11,650,160
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	340,122,165	398,918,939	57,831,101

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

(1)	Giving retroactive effect to Reorganization transactions.

II-1

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND MARCH 31,2026

	Six Months Ended March 31,
	2025	2026	2026
	RMB	RMB	US$
Revenues (including revenues from related parties of RMB42,257,767 and RMB63,792,598 for the six months ended March 31, 2025 and 2026, respectively)	102,175,246	124,292,811	18,018,674

Cost of revenues	85,456,746	104,839,391	15,198,520

Gross profit	16,718,500	19,453,420	2,820,154

Operating expenses:
Selling, general and administrative expenses	3,105,980	5,959,721	863,978
Total operating expenses	3,105,980	5,959,721	863,978

Operating income	13,612,520	13,493,699	1,956,176

Interest expenses	(936)	(148,839)	(21,577)
Other income, net	263	324,664	47,066
Income before income taxes	13,611,847	13,669,524	1,981,665
Income tax expenses	2,045,183	2,010,295	291,432

Net income	11,566,664	11,659,229	1,690,233
Other comprehensive loss, net of tax of nil:	-	(1,107,011)	(160,483)
Comprehensive income	11,566,664	10,552,218	1,529,750
Net income per share-basic and diluted
Weighted average number of ordinary shares outstanding-basic and diluted	20,011,132	21,448,632	21,448,632
Basic and diluted net income per share	0.58	0.54	0.08

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

II-2

JULONG HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

	Ordinary shares		Stock Subscription Receivable	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	(Accumulated deficit)/Retained earnings	Total Julong Holding Limited shareholders’ equity	Non-controlling interest	Total equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2024	20,011,132	14,043	(14,043)	-	3,267,815	-	14,108,126	17,375,941	-	17,375,941
Net income for the year	-	-	-	-	-	-	11,566,664	11,566,664	-	11,566,664
Provision of statutory reserve	-	-	-	-	1,156,666	-	(1,156,666)	-	-	-
Foreign currency translation adjustment	-	478	(478)	-	-	-	-	-	-	-
Balance as of March 31, 2025	20,011,132	14,521	(14,521)	-	4,424,481	-	24,518,124	28,942,605	-	28,942,605
Balance as of September 30, 2025	21,448,632	15,269	(14,246)	26,281,420	5,883,035	(91)	37,645,105	69,810,492	-	69,810,492
Net income for the year	-	-	-	-	-	-	11,659,229	11,659,229	-	11,659,229
Provision of statutory reserve	-	-	-	-	1,165,922	-	(1,165,922)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,106,920)	-	(1,106,920)	-	(1,106,920)
Balance as of March 31, 2026	21,448,632	15,269	(14,246)	26,281,420	7,048,957	(1,107,011)	48,138,412	80,362,801	-	80,362,801

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

II-3

JULONG HOLDING LIMITED

UNAUITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2026

	Six Months Ended March 31,
	2025	2026	2026
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	11,566,664	11,659,229	1,690,233
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	7,117	10,830	1,570
Amortization of the right-of-use assets	95,003	50,928	7,383
Provision of allowance for doubtful accounts	94,292	6,420,154	930,727
Provision of allowance for unbilled receivables	311,983	1,189,455	172,435

Changes in operating assets and liabilities
Accounts receivables	(4,473,997)	3,451,393	500,347
Unbilled receivables	(18,755,216)	(63,017,148)	(9,135,568)
Contract assets	(2,110,855)	968,690	140,431
Other receivable	(80,510)	(23,532,270)	(3,411,463)
Prepaid expenses and other current assets	(759,161)	(2,245,360)	(325,509)
Amount due from related parties	699,026	2,380,202	345,057
Deferred tax assets	(62,182)	(196,235)	(28,448)
Non-current assets	476,681	(40,823)	(5,918)
Accounts payable	(4,720,741)	(7,985,422)	(1,157,643)
Accrued expenses and other current liabilities	16,811,087	46,683,831	6,767,734
Income tax payable	1,875,544	2,085,949	302,399
Contract liabilities	2,081,323	847,233	122,823
Amount due to related parties	(13,836,127)	(1,800,127)	(260,964)
Lease liabilities	(95,003)	(49,166)	(7,128)
Other Current liabilities	2,638,092	5,284,184	766,047

Net cash used in operating activities	(8,236,979)	(17,834,473)	(2,585,455)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	-	(89,109)	(12,918)
Net cash used in investing activities	-	(89,109)	(12,918)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from short-term borrowing		10,000,000	1,449,696
Proceed from (repayment of) short-term borrowing	10,000,000	(10,000,000)	(1,449,696)
Payment of deferred offering costs	(1,169,139)	-	-
Net cash provided by financing activities	8,830,861	-	-
Exchange rate effect on cash and cash equivalents	-	(1,106,920)	(160,470)
Net increase (decrease) in cash, cash equivalents and restricted cash	593,882	(19,030,502)	(2,758,843)
Cash, cash equivalents and restricted cash at beginning of the period	20,772,130	62,247,745	9,024,028

Cash, cash equivalents and restricted cash at end of the period	21,366,012	43,217,243	6,265,185

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Supplemental disclosure of cash flow information
- Income taxes (refund)	(68,832)	(12,669)	(1,837)
- Interest paid	5,193	151,275	21,930

II-4

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal activities

Julong Holding Limited (“Julong Holding”, or the “the Company”) was incorporated under the law of Cayman Islands on August 7, 2023 as an exempted company with limited liability. The Company and its direct or indirectly owned subsidiaries (collectively, the “Group”) are a provider of intelligent integrated solutions to public utilities, enterprises, commercial, and multifamily properties operating at scale in the People’s Republic of China (“PRC”).

(b) Organization

Julong Holding owns 100% equity interest of Jiangshan Holding Limited (“Jiangshan BVI”). Hong Kong Changfeng Holding Limited (“HK Changfeng”) is incorporated under the laws of Hong Kong and it is a 100% wholly-owned subsidiary of Jiangshan BVI. Beijing Junxinyuan Technology Development Co. Ltd. (“Beijing Junxinyuan”) is a wholly-owned subsidiary of HK Changfeng incorporated in PRC.

After February 21, 2024, Julong Holding owns 100% equity interest of Liyun Holding Limited (“Liyun BVI”). Hong Kong Qinan Holding Limited (“HK Qinan”) is a 100% wholly-owned subsidiary of Liyun BVI in Hong Kong.

Julong Online (Beijing) Technology Development Co., Ltd. (“Julong Online”) was established under the laws of the PRC on June 3, 1997, who is the Group’s main operating entity in China.

(c) Reorganization

In 2025 the Group undertook the following steps to effect a reorganization (the “Reorganization”) in anticipation of an initial public offering (“IPO”) of the Company’s equity securities,:

● Formation of Julong Holding, Jiangshan BVI, HK Changfeng, and Beijing Junxinyuan.

● HK Qinan injected US$83,490 in Julong Online and became Julong Online’s 1.00% shareholder.

● Beijing Junxinyuan obtained 99.00% equity interests of Julong Online with consideration of RMB59,098,500.

● Julong Holding acquired 100% of Liyun BVI, the 100% shareholder of HK Qinan, by issuing 11,132 of its own common shares, through which Julong Holding indirectly holds 100% of equity interests in Julong Online.

● Julong Holding issued 20,000,000 ordinary shares to Datongyi Holding Limited, a British Virgin Islands company, Datongyi Holding Limited, a British Virgin Islands company, of which 96.0% of the equity interests are held by Qiren Holding Limited, a British Virgin Islands company, which is wholly owned by Hushi Holding Limited, a British Virgin Islands company wholly owned by Mr. Jiaqi Hu.

Immediately before and after the Reorganization as described above, Julong Holding together with its subsidiaries, Jiangshan BVI, HK Changfeng, Beijing Junxinyuan and Julong Online were effectively controlled by the same controlling shareholders; therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and the entities under common control are presented on a combined basis for all periods to which such entities were under common control.

In June 2025, the Group successfully listed on Nasdaq.

II-5

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of presentation and consolidation

As the Reorganization was accounted for as restructuring of entities under common control, the accompanying consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim financial statements should be read in conjunction with the Group’s combined and consolidated financial statements for the years ended September 30, 2023,2024 and 2025.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. Changes in estimates are recorded in the period they are identified. Significant accounting estimates reflected in the Group’s consolidated financial statements primarily include but not limited to Significant accounting estimates reflected in the Group’s consolidated financial statements include the estimated cost or input measure method used to calculate the revenue recognized in the Group’s, allowance for doubtful accounts and allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

(c) Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company’s subsidiaries incorporated in PRC is the RMB. The functional currencies of the Company and its subsidiaries incorporated outside the PRC are their respective local currencies.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated monthly using the exchange rate of the last day of the previous month. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Monetary assets and liabilities denominated in currencies other than the entity’s applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized as other income (expense), net, in the consolidated statements of operations.

II-6

(d) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from RMB into United States dollar (“US$”) as of and for the Six Months Ended March 31, 2026 are solely for the convenience of the readers outside of the People’s Republic of China and were calculated at the rate of US$1.00 for RMB6.8980, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2026.

(e) Fair value

A financial instrument’s categorization within the fair value hierarchy as established by ASC 820, Fair value measurements and disclosure is based upon the lowest level of input that is significant to the fair value measurement. The established fair value hierarchy has three levels based on the reliability of the inputs used to measure fair value which include:

Level 1 —Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 —Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 —Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, accounts receivable, note receivables, payables, related party receivables and related party receivables.

(f) Cash, cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly-liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g) Restricted Cash

Cash that is restricted as to withdrawal or is used or pledged as security is reported separately on the face of the Group’s consolidated balance sheets and is included in the total cash in the consolidated statements of cash flows. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for performance of sales contract.

(h) Accounts receivable and allowance for doubtful accounts

Accounts receivable mainly consist of amounts due from the Group’s customers, which are recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluations of its customers, and assesses allowance for doubtful accounts based on expected credit loss model on a portfolio basis. When specific customers are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. Accounts receivable are written off when there is no reasonable expectation of recovery.

The Group elected to early adopt Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method from January 1, 2020. The Group has developed a current expected credit losses (“CECL”) model for class of customers, including our related parties, with similar risk characteristics based on historical experience, credit quality of its customers, current economic conditions and supportable forecasts of future economic conditions that may affect customers’ ability to pay. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the financial statements.

II-7

(i) Unbill receivables

Unbilled receivables represent amounts earned under contracts with customers for which the Group has an unconditional right to consideration as of the reporting date, but for which billing has not yet occurred in accordance with customary billing practices. Such amounts generally arise from timing differences between the recognition of revenue and the issuance of an invoice to the customer.

(j) Contract assets and contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on our consolidated balance sheets as “contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets having billing terms with the unconditional right to be billed beyond one year are classified as non-current assets.

The condition required for a payment to be converted to an accounts receivable under service contract to provide engineering solutions of intelligent projects is that the customer accepts   the work progress performed by the Group and accepts the invoice issued by the Group.

The time frame for a contract asset to be reclassified to a receivable (or consideration from customer becomes unconditional) is between 6 months to 36 months.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized. Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

(k) Revenue recognition

Revenues of the Group are primarily derived from providing engineering solutions of intelligent projects, operation and maintenance of intelligent projects, and sales of equipment and materials of intelligent systems.The Group applies ASU 2014-09, Revenue from Contracts with Customers — Topic 606 (“ASC 606”) for its revenue recognition for all periods presented.

Revenue is recognized when control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance

The Group accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

II-8

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents a contract liability when payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Revenue recognition policies for each type of revenue steams are as follows:

i) Service to provide engineering solutions of intelligent projects

Revenue relating to providing engineering solutions of intelligent projects are generally recognized based on the Group’s efforts or inputs to the satisfaction of its performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Group has the right to bill the customer as costs are incurred. Typically, revenue is recognized over time using an input measure (i.e., costs incurred to date relative to total estimated costs at completion) to measure progress. The Group generally uses the cost-to-cost measure of progress method because it best depicts the transfer of control to the customer which occurs as the Group incurs costs on its contracts. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of total costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Any expected losses on this type of contracts in progress are charged to operations, in total, in the period the losses are identified.

The Group’s contract with the customer has payment terms specified based upon certain conditions. The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the sales contract, 2) quarterly or monthly payment based on progress report agreed by the customer; 3) completion and acceptance of the project, and 4) completion of guarantee period, normally 24 months after completion. As the Group’s customers are required to pay the Group at different billing stages over the contract period, as such, the Group believes the progress payments limit the Group’s exposure to credit risk and the Group would be able to collect substantially all of the consideration gradually at different stages.

The timing of the satisfaction of our performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of our performance obligations and the unconditional right to payment would contribute to contract assets and contract liabilities.

Cost based input methods of revenue recognition require the Group to make estimates of costs to complete its projects. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete its projects, including materials, labor, and other costs. The estimate of unit material costs are reviewed and updated on a quarterly basis, based on the updated information available in the supply markets. The estimate of material quantities to be used for completion is also reviewed and updated on a quarterly basis, based on the updated information on the progress of project execution. If the estimated total costs on any contract, including any inefficient costs, are greater than the net contract revenues, the Group recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates related to net contract revenues or costs to complete contracts are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated.

The Group has no obligations for returns, refunds or similar obligations for services to provide engineering solutions of intelligent projects,.

The aggregate amount of the transaction price allocated to the performance obligations for engineering solution service that are partially unsatisfied was RMB33,262,734 which is expected to recognize as revenue within 60 months as of March 31, 2026 using an input measure method for the for the engineering solution service.

ii) Service to provide operation and maintenance of intelligent projects

Revenue from maintenance type of contracts requires the Group to render routine maintenance on the customers’ various intellectualized systems during the contracted periods, which is generally between one to four years. Revenue generated from services of operation and maintenance of intelligent projects is recognized over the coverage period on a straight-line basis.

As of March 31, 2026, the Group had system maintenance revenue amounting to RMB13,523,072 which is expected to be recognized within 36 months from March 31, 2026, all on a straight-line basis.

II-9

iii) Sales of equipment and materials of intelligent systems

The Group generates revenue from sales of equipment and materials of intelligent systems.

Product sales generally require customer acceptance. Thus, the revenue is recognized at point in time upon customer acceptance after goods are delivered to the customers. No product warranty is provided to customers under this type of sales contracts.

(l) Leases

The Group adopted ASC 842, Leases (“ASC 842”) on January 1, 2019, using the modified retrospective transition method and adopted the package of practical expedients, which allowed the Group to (1) not reassess whether existing contracts contain leases, (2) carry forward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. Upon adoption of ASC 842, the Group elected to use the remaining lease term as of January 1, 2019 in estimation of the applicable discount rate for leases that were in place at adoption.

In evaluating whether an agreement constitute a lease upon adoption of ASC 842, the Group reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. All the leases of the group are operating leases. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

Right of sue (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The discount rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”) or the rate implicit in the lease if available. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in substance fixed payments are included in the Group’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

II-10

(m) Income per share

Basic income per share is computed by dividing net income attributable to the holders of shares by the weighted average number of shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(n) Comprehensive income

Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(o) Reclassifcations

Certain amounts in the prior-period condensed consolidated balance sheet have been reclassified to conform to the current-period presentation. The reclassification primarily relates to the presentation of unbilled account receivables, which were previously included in contract asset and are now presented separately as a new line item.

Accordingly, the comparative balance sheet amounts as of September 30, 2025 have been reclassified to conform to the current-period presentation. These reclassifications were made for presentation purposes only and did not affect previously reported total assets, total liabilities, stockholders’ equity, net income, or cash flows.

3.	Recent accounting pronouncements

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) from continuing operations. The Group adopted this update prospectively on January 1, 2025. The adoption did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Group is currently evaluating the impact that the adoption of these standards will have on the consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and requires prospective application. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), which removes all references to software development project stages so that the guidance is neutral to different software development methods. Therefore, under ASU 2025-06, software capitalization will begin when management has authorized and committed to funding the software project and when it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 will be effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods with early adoption permitted. The guidance is to be applied on a prospective basis, or on a modified transition approach or a retrospective transition approach. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

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In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual reporting periods, with early adoption permitted. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

4.	Concentration and risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group’s management believes to be high credit quality. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(b) Concentration of customers:

The following customers accounted for 10% or more of revenue for the six months ended March 31, 2025 and 2026:

	Six Months Ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Customer A	42,257,767	63,792,598	9,247,985
Customer B	34,440,743	20,577,998	2,983,183
Customer C	*	17,033,418	2,469,327
Customer D	10,051,313	*	*

The following customers accounted for 10% or more of the Group’s accounts receivable and amounts due from related parties as of September 30, 2025 and March 31, 2026:

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
Customer A	6,237,484	3,139,888	455,188
Customer B	*	1,141,440	165,474
Customer C	3,486,135	1,105,933	160,327
Customer D	3,177,983	*	*

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(c) Concentration of suppliers

Below suppliers represent more than 10% of the Group’s total purchases for the six months ended March 31, 2025 and 2026:

	Six Months Ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Supplier A	18,600,197	10,409,641	1,509,081
Supplier B	10,377,124	*	*
Supplier C	7,641,441	*	*

*	Represents less than 10%

(d) Foreign currency risk

Currency convertibility risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. As of September 30, 2025 and March 31, 2026, the Group has cash and cash equivalents and time deposits that are denominated in US$, totaling US$4,994,550 and, US$1,705,697, respectively.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts as of September 30, 2025 and March 31, 2026 are as follows:

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
Accounts receivable	14,815,743	8,186,367	1,186,774
Less: allowance for doubtful accounts	(91,886)	(56,070)	(8,128)
Total Accounts receivable, net	14,723,857	8,130,297	1,178,646

The roll-forward of the allowance for doubtful accounts related to accounts receivable for the year ended September 30, 2025 and for the six months ended March 31, 2026 were as follows:

	For the year ended September 30, 2025	For the six months ended March 31, 2026
	RMB	RMB	USD
Beginning of the year/period	641,101	91,886	13,321
(Reversal) provision of allowance for doubtful accounts	(549,215)	(35,816)	(5,193)
End of the year/period	91,886	56,070	8,128

6.	UNBILLED RECEIVABLES, NET

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
Unbilled receivables, net:
Revenue recognized in excess of amounts paid or billed (account receivable) to the Group	246,333,632	309,350,780	44,846,445

Less: allowance for credit loss	(4,267,547)	(5,457,002)	(791,099)
Total	242,066,085	303,893,778	44,055,346

The movements in the allowance for credit loss related to unbilled receivables for the year ended September 30, 2025 and for the six months ended March 31, 2026 were as follows:

	For the year ended September 30, 2025	For the six months ended March 31, 2026
	RMB	RMB	USD
Balance at beginning of the year/period	2,292,498	4,267,547	618,664
Additions	1,975,049	1,189,455	172,435
Balance at end of the year/period	4,267,547	5,457,002	791,099

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7.	CONTRACT ASSETS AND CONTRACT LIABILITIES

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
Contract assets – current, net:
Retention receivables	2,466,827	1,498,137	217,184
Less: allowance for credit loss	-	-	-
Total	2,466,827	1,498,137	217,184
Contract assets – non- current, net:
Retention receivables	10,955,098	10,995,921	1,594,074
Less: allowance for credit loss	-	-	-
Total	10,955,098	10,995,921	1,594,074

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
Contract liabilities:
Payments received or receivable in excess of revenue recognized on uncompleted contracts	844,757	1,691,990	245,287
Total	844,757	1,691,990	245,287

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
Prepayment for inventories and others	1,600,862	3,703,878	536,950
Prepaid taxes	365,950	508,292	73,685
Total	1,966,812	4,212,170	610,635

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9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation were as follows:

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
Motor vehicles	455,795	455,795	66,076
Electronic devices, furniture and office equipment	11,800	11,800	1,711
Software application	103,010	192,119	27,851
Total	570,605	659,714	95,638
Less: accumulated depreciation	(487,480)	(498,310)	(72,239)
Property, plant and equipment, net	83,125	161,404	23,399

The Group recorded depreciation expenses of RMB7,117 and RMB10,830 for the six months ended March 31, 2025 and 2026, respectively.

10.	SHORT-TERM BORROWING

In November 2025, Julong Online entered into a loan facility agreement with Beijing Bank with borrowing credit of RMB10,000,000, bearing interest rate of 3.0% per annum with a maturity date in November 2026.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
Salary and welfare payable	410,514	277,822	40,276
Accrued liabilities to suppliers	194,166,070	242,920,386	35,216,061
Other tax payable	23,150,849	28,435,033	4,122,214
Supplier deposit for quality	2,678,737	1,822,850	264,258
Others	1,442,104	1,583,281	229,527
Total	221,848,274	275,039,372	39,872,336

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12.	LEASES

Operating leases of the Group mainly include leases of office space. The components of lease expenses were as follows:

	For the Six Months ended March 31, 2025	For the Six Months ended March 31, 2026
	RMB	RMB	USD
Lease cost
Operating lease cost	163,524	54,596	7,915
Short term lease cost	-	-	-
Total lease cost	163,524	54,596	7,915

Operating lease cost was recognized as rental expenses in consolidated statements of operations on a straight-line basis over the lease term. For the six months ended March 31, 2025, and 2026, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

Supplemental cash flows information related to leases was as follows:

	For the Six Months ended March 31, 2025	For the Six Months ended March 31, 2026
	RMB	RMB	USD
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	(95,003)	(49,166)	(7,128)
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	-	-	-

Supplemental balance sheet information related to leases was as follows:

	As of September 30, 2025	As of March 31, 2026
	RMB	RMB	USD
Operating leases
Operating lease right-of-use assets, net	280,398	229,471	33,266
Total operating lease assets	280,398	229,471	33,266
Operating lease liabilities, current	99,065	100,540	14,575
Operating lease liabilities, non-current	164,896	114,254	16,563
Total operating lease liabilities	263,961	214,794	31,138

	As of March 31,2025	As of March 31, 2026
Weighted average remaining lease term- operating lease	0.25 years	2.25 years
Weighted average discount rate- operating lease	4.75%	3.00%

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The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended March 31, 2026:

Years ending March 31,	RMB	USD
2027	105,670	15,319
2028	116,237	16,851
2029	-	-
2030	-	-
2031 and thereafter	-	-
Less: imputed interest	(7,113)	(1,032)
Total operating lease liabilities	214,794	31,138
Less: current operating lease liabilities	100,540	14,575
Non-current operating lease liabilities	114,254	16,563

13.	FAIR VALUE MEASUREMENT

The Group’s financial assets and liabilities primarily include cash and cash equivalents, restricted cash, accounts receivable, notes receivable, other receivables, amounts due from related parties, amount due to related parties, short-term borrowing, accounts payable and other current liabilities.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, amounts due from related parties, other receivables, amount due to related parties, short-term borrowing, accounts payable and other current liabilities approximate their fair values.

14.	REVENUE

The following table disaggregates the Group’s revenue by major sources:

	Six Months Ended March 3l,
	2025	2026
	RMB	RMB	USD
Engineering solutions of intelligent projects	97,860,980	120,264,552	17,434,699
Operation and maintenance of intelligent projects	4,303,976	3,682,377	533,833
Sales of equipment and materials of intelligent systems	10,290	345,882	50,142
Total	102,175,246	124,292,811	18,018,674

The following table summarizes the Group’s revenues recognized at a point in time or over time:

	Six Months Ended March 3l,
	2025	2026
	RMB	RMB	USD
Revenue recognized at a point in time	10,290	345,882	50,142
Revenue recognized over time	102,164,956	123,946,929	17,968,532
Total	102,175,246	124,292,811	18,018,674

Revenues with amount of RMB255,740 and RMB844,757 were recognized in the six months ended March 31,,2025 and March 31,2026, respectively, which were included in the balance of contract liabilities at the beginning of each year. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are RMB18,048,402 and RMB36,541,289 of the remaining performance obligations as of March 31, 2025 and 2026, respectively, with the remainder recognized thereafter.

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15.	EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB621,329 and RMB565,612 for the six months ended March 31, 2025 and 2026, respectively.

16.	NET INCOME PER SHARE

For the purpose of calculating net income per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Reorganization as described in Note 1 took place at the earliest period presented.

	Six Months Ended March 3l,
	2025	2026
	RMB	RMB	USD
Numerator:
Net income
Net income attributable to ordinary shareholders of Julong Holding Limited	11,566,664	11,659,229	1,690,233
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	20,011,132	21,448,632	21,448,632
Basic and diluted net income per share	0.58	0.54	0.08

17.	RELATED PARTY TRANSACTION

Major related parties that transacted with the Group and their respective relationship to the Group are listed as below:

Name of related parties	Relationship with the Group
Beijing Yihai Construction Engineering Co., Ltd.	Company controlled by Hu Jiaqi
Beijing Jianlei International Decoration Engineering Co., Ltd.	Company controlled by Hu Jiaqi
Beijing Huiju Tianxia Investment Co., Ltd	Company controlled by Hu Jiaqi

		Six Months Ended March 3l,
Nature of transactions	Related party	2025	2026
		RMB	RMB	USD
Revenue from engineering solutions and services of intelligent projects	Beijing Jianlei International Decoration Engineering Co., Ltd.	42,257,767	63,792,598	9,247,985
Total		42,257,767	63,792,598	9,247,985

		Six Months Ended March 3l,
Nature of transactions	Related party	2025	2026
		RMB	RMB	USD
Purchase of services	Beijing Yihai Construction Engineering Co., Ltd.	57,940	57,940	8,400
Total		57,940	57,940	8,400

Nature of balance	Related party	As of September 30, 2025	As of March 31, 2026
		RMB	RMB	USD
Amounts due from related parties relating to operating activities	Beijing Jianlei International Decoration Engineering Co., Ltd.	3,486,135	1,105,933	160,327
Total		3,486,135	1,105,933	160,327

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		RMB	USD
Amounts due to related parties relating to operating activities	Beijing Jianlei International Decoration Engineering Co., Ltd.	4,894,067	3,036,000	440,128
Amounts due to related parties relating to operating activities	Beijing Yihai Construction Engineering Co., Ltd.	-	57,940	8,400
Amounts due to related parties relating to operating activities	Beijing Huiju Tianxia Investment Co., Ltd	350,000	350,000	50,739
Total		5,244,067	3,443,940	499,266

18.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of September 30, 2025 and March 31, 2026, the Group did not have commitments contracted but not yet reflected in the consolidated financial statements.

(b) Contingencies

The Group is subject to periodic legal or administrative proceeding in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

19.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Company, who reviews financial information when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur costs, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. All of the Company’s operating facilities and long-lived assets are in China. The Group has determined that it has only one operating segment as defined by ASC 280.

20.	SUBSEQUENT EVENT

The Group has evaluated subsequent events through August 17, 2026, which is the date when the unaudited condensed consolidated financial statements are available to be disclosed.

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